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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)


                           J. Alexander's Corporation
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)


                                     9287531
                   -------------------------------------------

                                 (CUSIP Number)

                                E. Townes Duncan
                        30 Burton Hills Blvd., Ste. 100
                           Nashville, Tennessee 37215
                                 (615) 665-3818
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 1999
                   -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 9287531                   13D                       Page 2 of 8 Pages
----------------------                                        -----------------
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1   NAME OF REPORTING PERSON
    I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    E. Townes Duncan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [X]
                                                               (b)    [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                             [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7     SOLE VOTING POWER
                      24,730 shares of Common Stock
  NUMBER OF    ---------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          477,170 shares of Common Stock
  OWNED BY     ---------------------------------------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
PERSON WITH           24,730 shares of Common Stock
               ---------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER
                      477,170 shares of Common Stock

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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          501,900 shares of Common Stock, consisting of 23,550 shares of Common Stock held directly, and 478,350 shares of Common Stock held indirectly.
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.5% Common Stock
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     14   TYPE OF REPORTING PERSON

          IN
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CUSIP No. 9287531                   13D                       Page 3 of 8 Pages
----------------------                                        -----------------
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1   NAME OF REPORTING PERSON
    I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    Solidus, LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [X]
                                                               (b)    [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                             [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Tennessee
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                7     SOLE VOTING POWER
                      0 shares of Common Stock
 NUMBER OF     ---------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          474,400 shares of Common Stock
 OWNED BY      ---------------------------------------------------------------
   EACH         9     SOLE DISPOSITIVE POWER
 REPORTING            0 shares of Common Stock
PERSON WITH    ---------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER
                      474,400 shares of Common Stock

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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          474,400 shares of Common Stock held directly
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [X]

          Excludes shares beneficially owned by its Chief Manager, E. Townes Duncan, personally, either directly or indirectly through his wife, as custodian for minor children or trusts for the benefit of his children.

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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0% Common Stock
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     14   TYPE OF REPORTING PERSON

          00
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         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock") of J. Alexander's Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.

         ITEM 2.  IDENTITY AND BACKGROUND.

         E. Townes Duncan:

         (a)      E. Townes Duncan

         (b)      30 Burton Hills Boulevard, Suite 100, Nashville, Tennessee
37215.

         (c) Chief Manager, Solidus, LLC, 30 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215. Solidus, LLC is a private investment firm.

         (d) During the last five years, Mr. Duncan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Duncan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) United States.

         Solidus, LLC:

         Solidus, LLC ("Solidus") is a limited liability company formed under the laws of the State of Tennessee. Solidus is a private investment firm with its principal office and business located at 30 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215. Solidus has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).

         Pursuant to Schedule 13D General Instruction C, information with respect to the Board of Governors of Solidus is set forth on Exhibit 2 hereto, incorporated herein by reference.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 21, 1999, Solidus purchased 240,000 shares of common stock of the Issuer in a negotiated transaction at a price of $4.00 per share, for a total consideration of $960,000. The source of funds was the working capital of Solidus.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes. In the ordinary course of business, each of Mr. Duncan and Solidus from time to time reviews the performance of its investments and considers possible strategies for enhancing value. As part of the review of investments in the Common Stock, each of Mr. Duncan and Solidus may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that Mr. Duncan or Solidus will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which Mr. Duncan or Solidus may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

         Except as set forth above, neither Mr. Duncan nor Solidus has plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.


         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  (a) Mr. Duncan beneficially owns 9.2% of the Common Stock of the Issuer (0.5% with sole dispositive power), or 501,900 shares of Common Stock, consisting of 23,550 shares of Common Stock held directly and 478,350 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus.



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         Solidus beneficially owns 8.7% of the Common Stock of the Issuer
(0% with sole dispositive power), or 474,400 shares of Common Stock held directly.

                  (b) Mr. Duncan beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power:  24,730 shares of Common Stock

                  Shared Voting Power:  477,170 shares of Common Stock

                  Sole Dispositive Power:  24,730 shares of Common Stock

                  Shared Dispositive Power: 477,170 shares of Common Stock

         Mr. Duncan shares voting power and dispositive power with respect to 700 shares held by Mr. Duncan's wife, Ellen Duncan, and with respect to 2,070 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4337 Sneed Road, Nashville, Tennessee 37215-3215. She has no disclosures pursuant to
         Item 2(d) or (e). She is a citizen of the United States.

         Mr. Duncan shares voting power and dispositive power with respect to 474,400 shares of Common Stock held by Solidus, of which he is the Chief Manager and a member of the Board of Governors.

         Solidus beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power:  0 shares of Common Stock

                  Shared Voting Power:  474,400 shares of Common Stock

                  Sole Dispositive Power:  0 shares of Common Stock

                  Shared Dispositive Power:  474,400 shares of Common Stock

         Information with respect to the Board of Governors of Solidus is set forth on Exhibit 2 hereto.

         (c) On December 2, 1998, Solidus purchased 3,300 shares of Common Stock on the open market at a price of $3.50 per share.

                  On December 10, 1998, Solidus purchased 700 shares of Common Stock on the open market at a price of $3.50 per share.



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                  On January 21, 1999, Solidus purchased 240,000 shares of
                  Common Stock in a negotiated transaction at a price of $4.00 per share.

                  On December 7, 1998, Mr. Duncan purchased 100 shares of Common Stock on the open market at a price of $3.6875 per share.

         (d)      N/A

         (e)      N/A


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The shares beneficially owned by Mr. Duncan include an aggregate of 2,070 shares of Common Stock held in three trusts of which his wife is the trustee.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1  Joint Filing Agreement of E. Townes Duncan and Solidus,
                    LLC

         Exhibit 2 Information with respect to the Board of Governors of Solidus, LLC



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                     /s/ E. Townes Duncan
                                   -----------------------------
                                         E. Townes Duncan

Date:   January 31,  1999



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